UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36896

MERCURITY FINTECH HOLDING INC.

Room 1215, Xin'nan Block No.2
Yuehai Street

Nanshan District, Shenzhen City , 518000

Guangdong Province, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 13, 2022, Mercurity Fintech Holding Inc. (the “Company”) issued a promissory note (the “Note”) to Ying Wang (the “Payee”), a Singapore resident, in the principal amount of up to $5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 (the “Maturity Date”) and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date.

The foregoing description of the Note is qualified in its entirety by reference to Exhibit 4.1 attached hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 4.1	Promissory Note executed on June 13, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding, Inc.

By:	/s/ Shi Qiu
Shi Qiu
Chief Executive Officer

Date: June 17, 2022